Securities and Exchange Commission

July 23, 2024

HF Sinclair Corporation

2828 N. Harwood, Suite 1300

Dallas, Texas 75201

July 23, 2024

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HF Sinclair Corp

Form 10-K for Fiscal Year Ended December 31, 2023

Form 8-K filed on February 21, 2024

File No. 001-41325

Ladies and Gentlemen:

Set forth below are the responses of HF Sinclair Corporation (the “Corporation,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 16, 2024, with respect to the Form 10-K for fiscal year ended December 31, 2023 (the “Form 10-K”) and Form 8-K filed on February 21, 2024.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2023

Reconciliations to Amounts Reported Under Generally Accepted Accounting Principles, page 76

1.

We note your proposed presentation of the comparable GAAP measure, gross margin in response to prior comment 2. Please explain to us why operating expenses are deducted in calculating GAAP gross margin. Please also clarify for us the types of costs included in operating expenses and the extent to which these costs are inventoriable based on the guidance in FASB ASC 330-10-30-1 through 8. In addition, your response should explain why you believe these costs are not required to be included in the cost of products sold measure that you separately report pursuant to Rule 5-03.2(a) of Regulation S-X.

Securities and Exchange Commission

July 23, 2024

RESPONSE:

In Note 1 of the Corporation’s audited financial statements included in the Form 10-K, “Cost of products sold” is defined as the cost of crude oil, other feedstocks, blendstocks and purchased finished products, inclusive of transportation costs (see Form 10-K, page 94). Our Cost of products sold differs from our Operating expenses in that Cost of products sold directly relates to (i) materials that are a component of our finished product sold, including costs directly related to any environmental credit obligations, (ii) delivery and transportation costs of such products, and (iii) gains and losses on certain commodity contracts accounted for as economic hedges (see Form 10-K, page 115).

Additionally, “Operating expenses” include direct costs of labor, maintenance materials and services, utilities and other direct operating costs (see Form 10-K, page 94). Based on the guidance in FASB ASC 330-10-30-1, our operating expenses are inventoriable and, therefore, such costs are included in our inventories.

We believe our presentation of these two categories of costs reflects important measures of operating and financial performance of our Refining, Renewables and other segment results and is consistent with industry practice. We also believe the presentation of our statement of income appropriately includes the components that comprise cost of goods sold as indicated by Rule 5-03.2(a) of Regulation S-X.

However, based on the information described above and our review of the disclosure requirements of Rule 5-03.2(a), we propose that our financial statement line item labeled “Cost of products sold” be revised and presented as “Cost of materials and other” in our future filings. Additionally, we propose the inclusion of a “Cost of sales (exclusive of depreciation and amortization)” line that will aggregate and subtotal the cost components attributed to that measure. We believe that the inclusion of a Cost of sales measure in our statements of income will clarify that its component parts are inventoriable costs.

Please see below for an illustration of our proposed statement of income presentation based on financial information for the three months ended March 31, 2024, which is presented in thousands, except for per share data.

Securities and Exchange Commission

July 23, 2024

	Three Months Ended March 31,
	2024	2023
Sales and other revenues	$7,027,145	$7,565,142
Operating costs and expenses:
Cost of sales (exclusive of depreciation and amortization):
Cost of materials and other (exclusive of lower of cost or market inventory valuation adjustment)	5,926,500	6,104,057
Lower of cost or market inventory valuation adjustment	(219,370)	47,597
Operating expenses (exclusive of depreciation and amortization)	607,112	639,383

	6,314,242	6,791,037
Selling, general and administrative expenses (exclusive of depreciation and amortization)	103,374	95,913
Depreciation and amortization	198,729	173,983

Total operating costs and expenses	6,616,345	7,060,933

Income from operations	410,800	504,209
Other income (expense):
Earnings of equity method investments	7,346	3,882
Interest income	22,179	19,935
Interest expense	(40,691)	(45,822)
Gain on foreign currency transactions	443	870
Gain on sale of assets and other	2,019	1,631

	(8,704)	(19,504)

Income before income taxes:	402,096	484,705
Income tax expense:
Current	70,705	84,395
Deferred	14,769	15,305

	85,474	99,700

Net income	316,622	385,005
Less: net income attributable to noncontrolling interest	1,958	31,739

Net income attributable to HF Sinclair stockholders	$314,664	$353,266

Earnings per share:
Basic	$1.57	$1.79

Diluted	$1.57	$1.79

Average number of common shares outstanding:
Basic	198,710	195,445
Diluted	198,710	195,445

We also propose conforming presentation changes be made to our Segment Information in the notes to consolidated financial statements (see Form 10-K, page 128). As a result of this change, the segment Gross margin measure that will be included in our non-GAAP reconciliation will be computed as segment “Sales and other revenues”, less the segment “Cost of sales” subtotal and segment “Depreciation and amortization”.

Please see below for an illustration of our proposed reconciliation of Refining segment gross margin to Adjusted refinery gross margin, and Refining segment gross margin per produced barrel sold to adjusted refinery gross margin, less operating expenses per produced barrel sold, in each case based on financial information for the three months ended March 31, 2024.

Securities and Exchange Commission

July 23, 2024

	Three Months Ended March 31,
	2024	2023
	(In thousands, except per barrel amounts)
Refining segment
Sales and other revenues	$6,204,245	$6,718,615
Cost of sales (exclusive of depreciation and amortization)	5,726,050	6,142,890
Depreciation and amortization	117,370	100,083

Gross margin	$360,825	$475,642
Add (subtract) lower of cost or market inventory adjustment	(220,558)	—
Add operating expenses	472,086	501,759
Add depreciation and amortization	117,370	100,083

Adjusted refinery gross margin	$729,723	$1,077,484

Produced barrels sold (BPD) (1)	631,470	515,960

Gross margin per produced barrel sold	$6.28	$10.24
Add (subtract) lower of cost or market inventory adjustment per produced barrel sold	(3.84)	—
Add operating expenses per produced barrel sold	8.22	10.81
Add depreciation and amortization per produced barrel sold	2.04	2.15

Adjusted refinery gross margin per produced barrel sold	$12.70	$23.20
Less operating expenses per produced barrel sold	8.22	10.81

Adjusted refinery gross margin, less operating expenses per produced barrel sold	$4.48	$12.39

(1)	Represents the number of produced barrels sold per calendar day in the period.

In future filings, we will make corresponding edits in our presentation of the reconciliations of Adjusted renewables gross margin and Adjusted renewables gross margin, less operating expenses per produced barrel sold.

2.

Your proposed disclosures in response to prior comment 2 present reconciliations of Adjusted refinery/renewables gross margin, less operating expenses per produced barrel/gallon sold to another non-GAAP measure, Adjusted refinery/renewables gross margin per produced barrel/gallon sold. Please revise to include reconciliations that start with the most directly comparable GAAP measure to comply with Item 10(e)(1)(i) of Regulation S-K.

RESPONSE:

The Corporation respectfully acknowledges the Staff’s comment and proposes, in future filings, to present a reconciliation from segment Gross margin per produced barrel sold, to segment Adjusted refinery/renewables gross margin per produced barrel sold, to segment Adjusted refinery/renewables gross margin, less operating expenses per produced barrel sold. Please see Comment 1 above for an illustration of our proposed revised reconciliations of this non-GAAP measure for the three months ended March 31, 2024.

*  *  *  *  *

Securities and Exchange Commission

July 23, 2024

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, to the undersigned at (214) 954-6657 or Atanas.atanasov@hfsinclair.com, or to Katherine Terrell Frank at (214) 220-7869 or kfrank@velaw.com.

Very truly yours,

HF Sinclair Corporation

By:	/s/ Atanas H. Atanasov
Name:	Atanas H. Atanasov
Title:	Executive Vice President and Chief
Financial Officer

Enclosures

cc:	Stacey Foland, VP, Senior Assistant General Counsel & Secretary

Eric Nitcher, Executive Vice President, General Counsel

Katherine Terrell Frank, Vinson & Elkins L.L.P.